FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 10, 2021

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2021
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

37

EARNINGS RELEASE 3Q21



brasilagro

01 EARNINGS RELEASE



Quarter ended March 31, 2021

São Paulo, May 7, 2021 – BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in the acquisition, development and sale of rural properties that offer high potential for price appreciation, announces its consolidated results for the quarter ended March 31, 2021 ("3Q21"). The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS).

2Q21 Conference Call
May 10, 2021

Portuguese
(simultaneous translation into English)

2:00 p.m. (Brasília)
1:00 p.m. (New York)

Link:

https://webcastlite.mziq.com/cover.html?webcastId=434921ca-9438-46e0-911c-3fbe38cf52e2

brasilagro

Highlights

20/21 Harvest
Harvest of more than
170,000 tons of **soybean** in
Brazil, Paraguay and Bolivia.

Corn and beans
Second crop planting conclusion
in more than **16,000 ha**

Jatobá Farm Sale
1,654 ha (1,250 arable ha)
for **R$ 67.1 million**

R$219.0 million
Adjusted EBITDA

R$440.6 million
Net Revenue

R$189.8 million
Net Income

Issued of
R$240 million in **CRA**
(Agribusiness Receivables Certificates)

PRICE

AGRO3: R$34.90
LND: US$6.66

AGRO
B3 LISTED NM

LND
LISTED
NYSE

CONTACTS

+ 55 (11) 3035 5374
ri@brasil-agro.com

Gustavo Javier Lopez
IRO

Ana Paula Zerbinati Ribeiro Gama
Head of IR

Deise Davanzo
IR Specialist

02 MESSAGE FROM MANAGEMENT



2021 is turning out to be a very promising year for BrasilAgro. At the beginning of the year, we announced a follow-on offering, in which we raised more than R$500.0 million. With the resources we have already acquired 9,800 hectares of land in Bolivia and still working to continue the Company's growth strategy.

In addition, we reinforced the capital structure, with the issuance of R$240 million in CRAs (Agribusiness Receivables Certificates), which will be used to accelerate the transformation of the portfolio. With the issuance, the company extended the debt profile from a duration of 1.2 years to 2.5 years, with a 7-year maturity. The Company's debt represented 87.2% of the CDI (Interbank deposit) rate and after issuance, it now represents 98.8% of the CDI rate, a very attractive cost of capital, below the CDI.

On May 6, we announced the sale of 1,654 hectares (1,250 useful ha) of Fazenda Jatobá for R$67.1 million, representing a gain of R$64.2 million, with IRR of 20.4%.

With regard to agricultural operations, we expect to deliver more than 314,000 tons of grain, a decrease of 9.1% compared to the initial estimate disclosed. The change is mainly due to the reduction in the production of second corn crop , due to the dry spells faced in the Region of Mato Grosso, resulting in a delay of the soybean harvest and, consequently, the planting of second corn crop within the ideal time frame and also the significant loss of productivity in Paraguay due to the climate, which was mitigated by good yield in other farms.

We ended the first nine months of the 2020/2021 Harvest year ("9M21") with Net Income of R$189.8 million and Adjusted EBITDA of R$219.0 million, a result that reflects a Net Revenue of R$440.6 million, of which R$6.8 million are from sales of farms and R$433.7 million from sales of agricultural products. We have traded futures and options of 94.3% and 52.0% of the estimated soybean and corn production, respectively, and the rise in grain prices in the period negatively affected the financial result of unrealized derivative transactions. This effect should be reversed until the

end of the crop, with the recognition of revenue in the harvest and trade of grains.

Another important highlight was the increase in share liquidity, which, went from an average daily traded volume of R$6.9 million in the 60 days prior to the announcement of the folllowon, on February 4, to R$26.3 million after the closing announcement of the offer, until May 6. The increase in liquidity, added to the good sector moment and the company's constant deliveries, unlocked the share price, which appreciated 59.9% when we compare to the closing price on May 6 of R$35.17 per share to R$22.00 per share priced in the Offering, on February 4, 2021. In the same period, the IBOV appreciated by 0.6%.

Despite the very challenging scenario, with the COVID-19 pandemic, which continues to significantly alter the population's routine, the Company's operations are progressing normally and, until now, have not suffered any material impact.

The perspectives for agribusiness remain very positive, with the rise in commodities, mainly driven by the increase in the price of soybeans, as the country reaches production and export records. In this context, we have no doubt that agribusiness is and will continue to be one of the main drivers of our economy. We are very proud to know that BrasilAgro has played a key role in this process.

We remain confident that this year will be a memorable year for the Company. This month, we have completed 15 years of history, a journey marked by great challenges and a lot of learning, growth and development. As a result, I would like to give a special thanks to our employees, customers, partners, suppliers, and shareholders for believing in the evolution and success of BrasilAgro.

03 OPERATING PERFORMANCE

Definitions: 3Q20 and 3Q21 - quarters ended March 31, 2020 and 2021, respectively | 9M20 e 9M21 – nine-month periods ended March 31, 2020 and 2021, respectively | 2019/2020 Harvest Year - fiscal year started on July 1, 2019 and ended June 30, 2020 | 2020/2021 Harvest Year - fiscal year started on July 1, 2020 and ended June 30, 2021.

Sale of Farms

The Company announced on May 6, 2021, another sale of Jatobá Farm, in the state of Bahia. 1,654 hectares (1,250 useful) were sold, the nominal value of the sale was $67.1 million (300 bags of soybeans/ha useful or ~R$ 53,640/ha useful).

From an accounting point of view, the value of this area of the Treasury in the company's books is R$2.8 million (acquisition + net depreciation investments) and has an Expected Internal Rate of Return (IRR) in Reais of 20.4%.





Jatobá Farm

Property Portfolio

The Company's property portfolio comprises 276,952 hectares across six Brazilian states, Paraguay and Bolivia.

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	Mar-07	Grains and Pasture	14,930	11,458
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	5,103	3,503
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5,534	4,051
4	Chaparral Farm	Correntina / BA	Nov-07	Grains and Cotton	37,182	26,444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24,212	17,846
6	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17,799	12,410
7	Partnership II[1]	Ribeiro Gonçalves / PI	Nov-13	Grains	7,500	7,500
8	Moroti (Paraguay)	Boquerón	dec/13	Grains and Pasture	59,585	34,673
9	Partnership III[2]	Alto Taquari / MT	may/15	Sugarcane	5,624	5,624
10	Partnership IV[3]	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15,000	15,000
11	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17,566	10,137
12	Partnership V[4]	São Félix do Araguaia / MT	aug/18	Grains	17,150	17,150
13	Arrojadinho Farm[5]	Jaborandi / BA	Jan-20	Grains	16,642	10,306
14	Rio do Meio Farm[6]	Correntina / BA	Jan-20	Grains	12,288	8,501
15	Partnership VII[7]	Baixa Grande do Ribeiro / PI	may/20	Grains	5,473	5,473
16	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/20	Grains	4,489	2,904
17	Acres del Sud	Bolivia	feb/21	Grains and Sugarcane	9,875	7,925
	Total				**276,952**	**201,545**

(1) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(2) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 10 years.
(5) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(6) Farm acquired through the merger of Agrifirma.
(7) BrasilAgro entered into an agricultural exploration partnership in the Parceria VII Farm for up to 10 years.
(8) BrasilAgro entered into an agricultural exploration partnership in the Parceria VIII Farm for one harvest .

In this quarter, there was an increase in the total and arable area due to the acquisition in Bolivia.



Land Ownership
Total area
19%
81%
Ownership Area
Leasing
Arable area
25%
75%
Ownership Area
Leasing
2020/2021 production area
41%
59%
Ownership Area
Leasing

The current mix between own and leased areas of the total production area allows greater flexibility in portfolio management, reducing the volatility of the operating cash flow.

Market Value of the Portfolio

We review the internal market value of our farms annually, and on June 30, 2020, the market value of our portfolio was R$2.1 billion (including the acquistion price of Bolívia).

In order to estimate the market value of our farms, we consider for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptness and potential.

The market value of our portfolio according to the evaluation made by Deloitte Touche Tohmatsu, a consulting firm hired to conduct the market valuation of our properties, was R$1.7 billion on July 31, 2019 (exluding the valuation of Serra Grande Farm, the Company's most recent acquisition and including the appraisal value of Bolívia).

The table below shows the internal market valuation of the portfolio performed by Deloitte Touche Tohmatsu:

PROPERTY	LOCATION	Area 06/30/2019 (hectares)	Area 06/30/2020 (hectares)	Internal Appraisal (R$ thousand)		Independent Appraisal (R$ thousand)	
				06/30/2019	06/30/2020	06/30/2018	07/31/2019 [1]
Jatobá Farm	Bahia	18.073	14.930	231.646	242.504	376.040	192.612
Alto Taquari Farm	Mato Grosso	5,291	5,103	174,580	194,504	125,910	127,322
Araucária Farm	Goiás	5.534	5.534	163.008	190.276	135.170	141.169
Chaparral Farm	Bahia	37.182	37.182	373.014	417.660	397.500	417.717
Nova Buriti Farm	Minas Gerais	24,212	24,212	35,822	35,313	23,180	24,167
Preferência Farm	Bahia	17.799	17.799	65.172	68.160	61.510	67.671
São José Farm	Maranhão	17.566	17.566	211.988	247.572	168.260	175.293
Arrojadinho Farm	Bahia	-	16,642	-	88,482	-	84,825
Rio do Meio Farm	Bahia	-	12.288	-	122.687	-	120.791
Serra Grande Farm	Piauí	-	4.489	-	30.273	-	-
Moroti (Paraguay)	Boquerón	59,585	59,585	216,018	235,270	190,954	191,331
Acres del Sud (Bolivia)[2]	Santa Cruz	-	9.875	-	216.042		192.220
Total		**185,242**	**225,205**	**1,471,248**	**2,088,743**	**1,478,524**	**1,735,118**

[1] Independent Appraisal made in July 2019 due to the merger of Agrifirma.

[2] Deloitte Appraisal made in December 11, 2020. Internal Appraisal (purchase price on Feb/21).

Agricultural Operations

AREA

The table below shows the breakdown of the estimated area to be cultivated by farm in the 2020/2021 Harvest.

Area in Production by Farm 20/21 Harvest (ha)	Plant Cane	Soybean	Corn	Corn 2nd Crop	Beans	Beans 2nd Crop	Pasture	Cotton	Other	Total
Alto Taquari Farm	174	1,713		1,144		228				4,856
Araucária Farm	50	1,726							400	4,336
Partnership III Farm	500	661								5,951
São José Farm and Partnership IV Farm	350	5,901	600	545					500	24,374
Jatobá Farm									11,005	11,005
Chaparral Farm		10,753			1,403	1,006	3,085	1,313	4,608	22,168
Preferência Farm							7,148			7,148
Partnership II Farm		5,718	1,750	545					350	8,363
Partnership V Farm		16,977		10,745		2,529			465	30,716
Arrojadinho Farm [3]		3,485			511	511			0	4,507
Rio do Meio Farm [3]		1,664		150		300			6,595	8,709
Serra Grande Farm		62								62
Partnership VII Farm		3,634	1,788	268					350	6,040
Moroti[1] (Paraguay)		6,727	3,062				2,487		2,580	14,856
Acres del Sud (Bolivia)		3,057	409						2,771	7,968
Total	**1,074**	**62,077**	**7,609**	**13,396**	**1,914**	**4,574**	**12,720**	**1,313**	**29,624**	**161,059**

(1) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.

Area in Production by product (ha)	19/20 Harvest	20/21 Harvest	20/21 Harvest Participation (%)	Change (%)
Grains	81,905	89,571	55.6%	9.4%
Soybean	54,342	62,077	38.5%	14.2%
Corn and Corn 2nd Crop	24,939	21,006	13.0%	-15.8%
Bean 2nd Crop	2,624	6,488	4.0%	147.3%
Sugarcane	29,169	27,831	17.3%	-4.6%
Pasture	16,806	12,720	7.9%	-24.3%
Cotton	1,713	1,313	0.8%	-23.4%
Other	23,561	29,624	18.4%	25.7%
Total	**153,154**	**161,059**	**100.0%**	**5.2%**

Area in Production by product (ha)	19/20 Harvest	20/21 Harvest	20/21 Harvest Participation (%)	Change (%)
Own Area	81,978	95,615	59.4%	16.6%
Operated by BrasilAgro	60,106	73,442	45.6%	22.2%
Leased to third parties	21,872	22,173	13.8%	1.4%
Leased area	71,176	65,444	40.6%	-8.1%
Total	**153,154**	**161,059**	**100.0%**	**5.2%**

We estimate to increase our total cultivated area by 5.2% in relation to the previous harvest year. This increase reflects the acquisition of land in Bolivia.

PRODUCTION

Grains

Production per product (tons)	19/20 Harvest Realized	20/21 Harvest Estimated	Change (%)	20/21 Harvest Realized	Change (%)
Soybean	160,425	190,653	18.8%	175,737	-7.8%
Corn	41,710	50,011	19.9%	50,032	0.0%
Corn - 2nd Crop	106,734	99,856	-6.4%	81,175	-18.7%
Beans	-	2,290	n.a.	2,477	8.2%
Beans - 2nd Crop	6,100	3,342	-45.2%	5,185	55.1%
Total	**314,969**	**346,152**	**9.9%**	**314,606**	**-9.1%**

[1] The estimate of soybean and corn production has been updated with the inclusion of areas in Bolivia.

We updated the estimate for soybean and corn production to include the areas in Bolivia, which, as of this quarter, have been consolidated by the Company.

Soybean production in Brazil, despite the dry spells faced in the region of Mato Grosso, is in line with our initial estimates. However, in Paraguay, there was a significant loss due to drought, reaching a reduction of 70.1% in relation to the initial estimate. Even with the addition of areas in Bolivia, total soybean production fell by 7.8% in relation to the estimate released at the beginning of the harvest. As of the date of this release, we have already completed 98% of the soybean harvest.

We expect to decrease total corn production by 12.5% - this reduction is explained by the reduction in the planted area of second corn crop by 2,600 hectares, the planting of second crop areas out of the ideal time frame and also by the drought period in the Mato Grosso region. As of the date of this release, we have already completed 7% of the corn harvest.

As of the date of this release, we have already completed 98% of the beans harvest, with production exceeding estimates by 8.2%. The 55.1% increase in the production of second-crop beans is a result of the addition of 2,600 hectares in the planted area. This area was initially designated for the planting of second corn crop and due to the delay in soybean harvesting, we decided to migrate this area to second crop beans, a crop that has a longer window for planting. As of the date of this release, we have already completed 20% of the second-crop beans harvest.

The decisions that caused these changes are the result of the reassessment that we make according to the evolution of the harvest and according to any impacts that have occurred and are expected due to the climate.

Cotton

Production (tons)	19/20 Harvest Estimated	19/20 Harvest Realized	Change (%)	20/21 Harvest Estimated	Change (%)
Cotton	8.152	7.806	-4,2%	5.514	-29,4%

Cotton Productivity (Kg/ha)	18/19 Harvest Realized (A)	19/20 Harvest Estimated (B)	19/20 Harvest Realized (C)	Change C/A (%)	Change C/B (%)
Crop - Brazil	3.086	4.050	4.612	49,4%	13,9%

The Company decided not to increase its planted cotton area for the 2020/2021 harvest year but remains attentive to the margin offered by the crop and is optimizing production efficiency.

Sugarcane

Sugarcane Harvest Year Result		2020 Harvest Estimated (Apr/01 to Nov/30) (A)	2020 Harvest Realized (Apr/01 to Dec/31) (B)	Change B/A (%)	2021 Harvest Estimated (Apr/01 to Dec/31) (C)	Change C/B (%)
Tons harvested	Toneladas colhidas	2.214.468	2.236.328	1.0%	2.064.034	-7.7%
Hectares harvested	Hectares colhidos	25.035	25.076	0.2%	25.025	-0.2%
TCH - Harvest tons per hectares	TCH - Toneladas colhidas por hectare	88,45	89,18	0,8%	82,48	-7,5%

In December, we finished harvesting sugarcane. We harvested 2.2 million tons of sugarcane, registering a TCH (harvest tons per hectares) of 89.2.

Bolivia's sugarcane areas will be incorporated into the 2022 Harvest.

Cattle Raising

Cattle Raising	19/20 Harvest Realized (A)	20/21 Harvest Estimated (B)	20/21 Harvest Realized (up to Sep/30) (C)	Change B/A (%)	Change C/B (%)
Hectares	13,721	9,636	9,755	-29.8%	1.2%
Number of heads	15,064	15,461	14,355	2.6%	-7.2%
Meat production (kg)	2,484,983	1,907,907	1,422,611	-23.2%	-25.4%
Weight Gain per Day	0.49	0.62	0.68	26.3%	11.1%
Weight Gain per hectare	181.11	198.00	145.83	9.3%	-26.3%

Cattle raising is a transitory activity for the Company, aimed at the transformation of the area. We have 14,400 head of cattle in the Preferência and the Jatobá Farms and in Paraguay, distributed in 9,755 hectares of already active pasture in Brazil and Paraguay.

In addition to the 9,755 hectares for active pasture in 9M21, the Company has 3,085 hectares of pasture at the Chaparral Farm, which are part of the area opening strategy, because the grasses increase the organic material level in the soil and reduce impacts that could cause lower productivity in new areas.

Other

Aiming at to improving results, mitigating operational risks and as a real estate strategy for the Company, we leased 22,200 hectares to third parties in 9M21, in the state of Bahia and in Paraguay. The grains lease agreements have a duration of up to 5 years with a value of up to 18% of production, and the minimum value is 5 soybean bags per hectare. The lease agreement for Cattle Raising, have a duration of up to 6 years, with a gradual reduction of the area, and the value is 11% of the value of the region's arroba per head, with a minimum of 1.7 head per hectare, calculated monthly.

In addition, we have 6.7 thousand hectares of other crops, such as grass and sorghum cover crops to increase organic matter and accelerate soil maturation.

04 FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA is presented based on Net Income adjusted for interest, taxes, depreciation and amortization, pursuant to accounting standards.

Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

EBITDA (R$ thousand)	3Q21	3Q20	Change	9M21	9M20	Change
Net Income	**137,571**	**24,625**	**458.7%**	**189,763**	**85,603**	**121.7%**
Interest	33,067	15,293	n.a.	94,569	24,913	n.a.
Taxes	43,628	(6,689)	n.a.	33,690	13,008	159.0%
Depreciations and amortizations	2,840	3,779	-24.8%	22,461	21,602	4.0%
Amortization adjustments - IFRS 16	18,775	-	n.a.	41,060	-	n.a.
EBITDA	**235,881**	**37,008**	**537.4%**	**381,543**	**145,126**	**162.9%**

Adjusted EBITDA (R$ thousand)	3Q21	3Q20	Change	9M21	9M20	Change
Net Income	**137,571**	**24,625**	**458.7%**	**189,763**	**85,603**	**121.7%**
Interest	33,067	15,293	n.a.	94,569	24,913	279.6%
Taxes	43,628	(6,689)	n.a.	33,690	13,008	159.0%
Depreciations and Amortizations	2,840	3,779	-24.8%	22,461	21,602	4.0%
Amortization adjustments - IFRS 16	18,775	-	n.a.	41,060	-	n.a.
Equity pick-up	(154)	26	n.a.	(130)	89	n.a.
Other operating income/expenses, net	(2,726)	(2)	n.a.	2,959	(12)	n.a.
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(111,186)	(7,821)	n.a.	(130,723)	(40,487)	222.9%
Derivatives Results	(19,525)	(21,412)	-8.8%	(34,631)	(26,265)	31.9%
Adjusted EBITDA	**102,290**	**7,799**	**1211.6%**	**219,018**	**78,451**	**179.2%**

brasilagro

EBITDA and Adjusted EBITDA of Operations

EBITDA (R$ thousand)	3Q21	3Q20	Change	9M21	9M20	Variação
Net Income	**137,571**	**40,903**	**236.3%**	**183,968**	**64,907**	**183.4%**
Interest	33,067	26,148	n.a.	94,569	24,913	n.a.
Taxes	43,628	5,221	735.6%	33,690	13,008	159.0%
Depreciations and amortizations	2,840	9,630	-70.5%	22,461	21,602	4.0%
Amortization adjustments - IFRS 16	18,775	-	n.a.	41,060	-	n.a.
EBITDA	**235,881**	**81,902**	**188.0%**	**375,748**	**124,430**	**202.0%**

Adjusted EBITDA (R$ thousand)	3Q21	3Q20	Change	9M21	9M20	Change
Net Income	**137,571**	**40,903**	**236.3%**	**183,968**	**64,907**	**183.4%**
Interest	33,067	26,148	n.a.	94,569	24,913	n.a.
Taxes	43,628	5,221	735.6%	33,690	13,008	159.0%
Depreciations and Amortizations	2,840	9,630	-70.5%	22,461	21,602	4.0%
Amortization adjustments - IFRS 16	18,775	-	n.a.	41,060	0	n.a.
Equity pick-up	(154)	49	n.a.	(130)	89	n.a.
Other operating income/expenses, net	(2,726)	(11)	n.a.	2,959	(12)	n.a.
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(111,186)	(35,076)	217.0%	(130,723)	(40,487)	222.9%
Derivatives Results	(19,525)	(29,114)	n.a.	(34,631)	(26,265)	n.a.
Adjusted EBITDA	**102,290**	**17,750**	**476.3%**	**213,223**	**57,755**	**269.2%**

Income Statement

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	3Q21	3Q20	Change	9M21	9M20	Change
Total	**92,640**	**81,253**	**14.0%**	**440,617**	**353,154**	**24.8%**
Farms Sale	-	-	n.a.	6,862	24,052	-71.5%
Soybean	50,977	53,092	-4.0%	122,079	111,316	9.7%
Corn	3,020	1,393	116.8%	68,067	25,005	172.2%
Bean	6,009	2,128	182.4%	13,193	2,128	n.a.
Cotton	16,436	4,317	280.7%	25,950	12,876	101.5%
Sugarcane	6,305	9,892	-36.3%	176,046	150,100	17.3%
Cattle Raising	7,813	7,132	9.5%	24,174	20,611	17.3%
Leasing	1,905	2,718	-29.9%	4,727	6,482	-27.1%
Others	175	581	n.a.	(480)	584	n.a.

Net revenues from sales reached R$440.6 million in 9M21, a 24.8% increase in the annual comparison.

SALE OF FARMS

In 9M21, we recorded R$8.5 million in sales of farms, resulting from the fulfillment of certain obligations related to sales from previous years. In the first case, 133 additional hectares are being accounted for only upon delivery. Additionally, in order to represent the risk of revenue reversal, the Company did not record the 2.3% related to the amount previously announced for the sale of the Farm until the final measuring of the negotiated area has occurred. The variation in the amounts announced arising from possible changes in prices, due to differences between the estimated arable hectares and the actual arable hectares recorded in the final measuring, is remote but treated as a variable consideration component, as defined in paragraphs 50 and 51 of IFRS 15. According to the rule, the same impact is reflected in the book value of the acquisition cost of the sold area.

The Jatobá Farm sale, announced on May 6, will be accounted for in the next quarter.

Farm Sales (R$ thousand)	9M21	9M20	Change
Nominal Value of Sale	8,492	28,163	-69.8%
Present Value Adjustment	(1,630)	(4,111)	-60.4%
Revenue from Farms Sale	**6,862**	**24,052**	**-71.5%**
Sales Taxes	1,359	(878)	n.a.
Selling Costs	(2,426)	(2,478)	-2.1%
Farm Sale Gain	**5,795**	**20,696**	**-72.0%**

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	3Q21	3Q20	Change	9M21	9M20	Change
Total	**92,640**	**81,253**	**14.0%**	**433,755**	**329,102**	**31.8%**
Soybean	50,977	53,092	-4.0%	122,079	111,316	9.7%
Corn	3,020	1,393	116.8%	68,067	25,005	172.2%
Beans	6,009	2,128	182.4%	13,193	2,128	n.a.
Cotton	16,436	4,317	280.7%	25,950	12,876	101.5%
Sugarcane	6,305	9,892	-36.3%	176,046	150,100	17.3%
Cattle Raising	7,813	7,132	9.5%	24,174	20,611	17.3%
Leasing	1,905	2,718	-29.9%	4,727	6,482	-27.1%
Others	175	581	n.a.	(480)	584	n.a.

Quantity sold (tons)	3Q21	3Q20	Change	9M21	9M20	Change
Total	**43,856**	**53,951**	**-18.7%**	**1,631,314**	**1,616,472**	**0.9%**
Soybean	35,164	47,227	-25.5%	80,783	98,161	-17.7%
Corn	2,730	2,775	-1.6%	129,136	65,543	97.0%
Beans	1,194	1,429	-16.4%	2,490	1,429	74.2%
Cotton	3,834	1,186	223.2%	6,437	4,368	47.4%
Sugarcane	-	-	n.a.	1,408,722	1,442,980	-2.4%
Cattle Raising	933	1,245	-25.0%	3,164	3,772	-16.1%
Others	-	89	n.a.	582	219	165.5%

Soybean revenues increased by R$10.8 million in 9M21 compared to the same period of last year, from R$111.3 million, related the sale of 98.2 thousand tons at R$1,134.02 per ton, to R$122.11 million, related to the sale of 80.8 thousand tons at R$1,511.20 per ton.

Corn revenues grew by R$43.1 million in 9M21 in the annual comparison, from R$25.0 million, related the sale of 65.5 thousand tons at R$381.51 per ton, to R$68.1 million, related to the sale of 129.1 thousand tons at R$527.10 per ton.

The volume of grain sold reflects the variation in the amount of hectares being produced and the maturity level of this area in each harvest year. In contrast, the prices practiced in each region impact revenue per ton, as they consider factors such as the distance for production outflow.

Cotton revenues increased R$13.1 million in 9M21 YoY, from R$12.9 million, related the sale of 4.4 thousand tons, to R$26.0 million, related to the sale of 6.4 thousand tons. The amounts per ton are not comparable between periods due to the difference in the lint and seed sales mix. In 9M21, 48.2% of volume sold referred to lint (average price of R$7.40/kg) and 51.8% of volume referred to seed (average price of R$0.91/kg).

In 9M20, 44.6% of volume sold referred to lint (average price of R$6.02/kg) and 55.4% of volume sold referred to seed (average price of R$0.48/kg). The increase in the price of lint sold reflects the variation in exchange rates during the period.

Sugarcane revenues in 9M21 increased by R$25.9 million compared to the same period of the previous year, from R$150.1 million from the sale of 1.44 million tons at R$104.02 per ton, to R$176.0 million from the sale of 1.40 million tons at R$125.0 per ton of sugarcane. The increase in per-ton sugarcane price was due to the

higher price of the TRS (total recoverable sugar) of sugarcane sold. In the same period, there was also an increase in the price of TRS per ton of sugarcane harvested, from 0.710 R$/kg in 9M20 to 0.860 R$/kg in 9M21.

Cattle-raising revenues increased R$3.6 million in 9M21 YoY, from R$20.6 million, related the sale of 9,183 head of cattle at R$5.46 per kilo, to R$24.2 million, related to the sale of 8,636 head of cattle at R$7.64 per kilo.

Leasing revenues of R$4.7 million in 9M21 refer to third-party leases of our farms. The contracts have a duration of up to 5 years with a value of up to 18% of production, and the minimum value is 5 soybean sacks per hectare.

GAINS OR LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean	Corn (crop)	Corn (2nd crop)	Cotton	Beans	Sugarcane	Cattle Raising	Others	Gain / Loss 03/31/21
Gains and losses in agricultural products	148,429	(1,112)	13,266	19,891	6,983	48,257	4,741	(1,408)	239,046
Gains and losses in biological assets	123,436	1,804	(5,827)	(2,503)	-	13,813	-	-	130,723
Change in fair value of biological assets and agricultural products	**271,865**	**692**	**7,438**	**17,388**	**6,983**	**62,069**	**4,741**	**(1,408)**	**369,769**

Gains or losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest considering the market price of the area of each farm.

Agricultural Products	Soybean	Corn (crop)	Corn (2nd crop)	Cotton	Beans	Sugarcane	Cattle Raising	Others	Gain / Loss 03/31/21
Area (hectares)	27.396	903	8.933	1.713	1.915	17.159	9.636	-	67.655
Production (Tons or Meat Kgs)	93.247	6.021	49.591	6.818	2.517	1.523.835	1.289	-	1.683.318
Yield (Ton./ha) (Kg/Head)	-	-	-	-	-	-	14,266.00	-	14,266
Livestock - head of cattle	3.40	6.67	5.55	3.98	1.31	88.81	0.13	-	109.86
Production fair value (R$ thousand)	255.084	487	31.803	32.609	11.684	160.420	15.244	(387)	506.944
Production Cost (R$ thousand)	(106,655)	(1,599)	(18,537)	(12,718)	(4,701)	(112,163)	(10,503)	(1,021)	(267,898)
Gain and losses in agricultural products (R$ thousand)	**148,429**	**(1,112)**	**13,266**	**19,891**	**6,983**	**48,257**	**4,741**	**(1,408)**	**239,046**

The table below shows the results of the sugarcane harvest in the fiscal year, including gains (losses) in the value of agricultural products:

Period ended June 30, 2020	2019/2020 Harvest (Jul to Dec/2019)	2019/2020 Harvest (Jan to Jun/2020)	Total
Net Revenue	150,100	42,842	192,942
Cost of sales	(131,812)	(52,998)	(184,810)
Gain (loss) of agricultural products	51,683	9,579	61,262
Total	**69,971**	**(577)**	**69,394**
Produced Tons	1,568,704	712,493	2,281,197

Period ended September 30, 2020	2020/2021 Harvest (Jul to Sep/2020)	Total
Net Revenue	176,046	176,046
Cost of sales	(133,284)	(133,284)
Gain (loss) of agricultural products	62,106	62,106
Total	**104,868**	**104,868**
Produced Tons	1,523,835	1,523,835

Sugarcane Harvest Year	2019 Harvest (Jan to Dec/2019)	2020 Harvest (Jan to Dec/2020)	Change'
Net Revenue	195,463	218,888	12.0%
Cost of sales	(176,640)	(186,282)	5.5%
Gain (loss) of agricultural products	62,844	71,685	14.1%
Total	**81,666**	**104,291**	**27.7%**
Produced Tons	2,171,920	2,236,328	3.0%

We ended the sugarcane harvest in December 2020 with production and net revenues 3.0% and 12.0% higher than the previous harvest, respectively. This result reflects the higher prices of TRS and Consecana.

Cattle raising activities corresponded to R$24.2 million, with 1.3 tons of meat produced. The decrease in the pasture area was due to the end of livestock operations at Fazenda Jatobá and, consequently, lower Kgs produced compared to the previous quarter.

Cattle Raising (R$ thousand)	9M21	9M20	Change
Net Revenue	24,174	20,611	17.3%
Cost of sales	(21,365)	(20,597)	3.7%
Gain (loss) of agricultural products	4,741	(606)	-882.3%
Total	**7,550**	**(592)**	**n.a.**
Produced Kgs	1,289,111	1,977,627	-34.8%

Gains or losses of biological assets

Biological Assets	Soybean	Corn (crop)	Corn (2nd crop)	Cotton	Sugarcane	Gain / Loss 03/31/21
Area (hectares)	32,607	3,395	-	-	26,976	62,978
Production (Tons)	84,500	8,833	-	-	2,257,112	2,350,446
Yield (Ton./ha)	2.59	2.60	-	-	84	37
Biological Assets (R$ thousand)	**123,436**	**1,804**	**(5,827)**	**(2,503)**	**13,813**	**130,723**

Biological assets correspond to agricultural products in formation (not yet harvested) measured at fair value. This value includes net present cash flow, considering the best estimates in relation to productivity, sales prices, selling expenses, direct and indirect costs and leasing.

The biological assets corresponding to ratoons of sugarcane represent the total area to be harvested from April 1 to November 30, 2021.

IMPAIRMENT, NET

A provision to adjust inventories at the net realized value of agricultural products is recorded when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less estimated selling expenses.

On March 31, 2021, the recognized amount corresponded to a gain of R$1.0 million, impacted by the price of commodities on the marking dates.

PRODUCTION COST

19/20 Harvest (%)	Soybean	Corn	Corn 2nd Crop	Beans	Cotton	Sugarcane	Cattle Raising
Variable costs	**74%**	**70%**	**100%**	**98%**	**91%**	**65%**	**43%**
Seeds	10%	17%	24%	12%	9%	0%	0%
Fertilizers	20%	25%	32%	12%	17%	10%	0%
Defensives	24%	11%	10%	41%	33%	5%	0%
Agricultural services	17%	14%	33%	29%	32%	41%	0%
Fuels and Lubricants	2%	2%	0%	4%	0%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	7%
Animal Feed	0%	0%	0%	0%	0%	0%	30%
Others	1%	0%	0%	0%	0%	0%	7%
Fixed costs	**26%**	**30%**	**0%**	**2%**	**9%**	**35%**	**57%**
Labor	6%	8%	0%	2%	2%	4%	32%
Depreciation and amortization	19%	22%	0%	0%	7%	25%	15%
Leasing	1%	1%	0%	0%	0%	0%	0%
Others	0%	0%	0%	0%	0%	6%	9%

(R$ / ha)	19/20 Harvest Estimated (A)	19/20 Harvest Realized² (B)	20/21 Harvest Estimated (C)	Change B/A (%)	Change C/B (%)
Soybean[1]	2,950	3,077	3,531	4.3%	14.8%
Corn[1]	2,366	2,894	3,972	22.3%	37.2%
Corn 2nd Crop	1,585	1,901	2,344	19.9%	23.3%
Beans	-	2,050	2,512	n.a.	22.5%
Beans 2nd Crop	-	-	1,500	n.a.	n.a.
Cotton	8,877	10,022	10,199	12.9%	1.8%
Sugarcane	5,726	5,894	6,661	2.9%	13.0%

(1) includes area opening amortization

COST OF GOODS SOLD

(R$ thousand)	3Q21	3Q20	Change	9M21	9M20	Change
Cost of Goods Sold	**(60,166)**	**(59,665)**	**0.8%**	**(268,785)**	**(248,159)**	**8.3%**
Soybean	(47,972)	(44,061)	8.9%	(96,714)	(103,960)	-7.0%
Corn	(875)	(1,543)	-43.3%	(39,567)	(21,244)	86.3%
Bean	(1,650)	(1,573)	4.9%	(5,535)	(1,573)	251.9%
Cotton	(8,163)	(4,087)	99.7%	(14,513)	(13,839)	4.9%
Sugarcane	-	(25)	-100.0%	(88,675)	(84,685)	4.7%
Cattle Raising	(7,429)	(7,161)	3.7%	(21,365)	(20,597)	3.7%
Leasing	(1,188)	(476)	149.6%	(1,409)	(1,332)	5.8%
Others	7,111	(739)	n.a.	(1,006)	(929)	8.3%

(R$ thousand)	3Q21	3Q20	Change	9M21	9M20	Change
Realization of the Fair Value of Biological Assets	**(72,559)**	**(17,549)**	**313.5%**	**(170,015)**	**(61,447)**	**176.7%**
Soybean	(54,891)	(17,229)	218.6%	(75,953)	(13,525)	461.6%
Corn	(482)	(144)	234.4%	(26,825)	(1,990)	1248.0%
Bean	(3,273)	-	n.a.	(3,273)	-	n.a.
Cotton	(13,914)	(189)	7245.5%	(19,521)	809	n.a.
Sugarcane	-	-	n.a.	(44,609)	(47,152)	-5.4%
Others	-	14	-100.0%	166	412	-59.8%

(R$ thousand)	3Q21	3Q20	Change	9M21	9M20	Change
Total Cost of Goods Sold	**(132,725)**	**(77,214)**	**71.9%**	**(438,800)**	**(309,606)**	**41.7%**
Soybean	(102,863)	(61,290)	67.8%	(172,667)	(117,485)	47.0%
Corn	(1,357)	(1,687)	-19.6%	(66,393)	(23,234)	185.8%
Bean	(4,923)	(1,573)	213.0%	(8,808)	(1,573)	460.0%
Cotton	(22,077)	(4,277)	416.2%	(34,034)	(13,031)	161.2%
Sugarcane	-	(25)	-100.0%	(133,284)	(131,837)	1.1%
Cattle Raising	(7,429)	(7,161)	3.7%	(21,365)	(20,597)	3.7%
Leasing	(1,188)	(476)	149.6%	(1,409)	(1,332)	5.8%
Others	7,111	(726)	n.a.	(841)	(518)	62.4%

Due to adjustments to the fair value of agricultural products, year-over-year changes in unit costs are directly linked to the market price of commodities at the time of harvest for the calculation of Total COGS. The comments on each crop below exclude the effect of biological assets appropriated at cost.

In 9M21, soybean COGS decreased by R$7.2 million YoY, from R$104.0 million from the sale of 98.2 thousand tons at R$1,059.08 per ton, to R$96.7 million from the sale of 80.8 thousand tons at R$1,197.22 per ton. Cost is impacted by changes in volumes sold, fertilizer prices (which, in turn, is impacted by freight costs and exchange rates) and the sale of farms, which decrease the annual cultivation in mature areas and, consequently, reduce average productivity per hectare in the period.

Corn COGS increased by R$18.3 million in 9M21 YoY, from R$21.2 million, related to the sale of 65.5 thousand tons at R$324.12 per ton, to R$39.6.4 million, related to the sale of 121.1 thousand tons at R$306.40 per ton. The cost of corn

production for the 19/20 Harvest remained stable and the increase in total COGS was impacted by the fair value.

Cotton COGS increased R$0.7 million in 9M21 YoY, from R$13.8 million, related the sale of 4.4 thousand tons, to R$14.5 million, related to the sale of 6.4 thousand tons. The amounts per ton are not comparable between periods due to the difference in the lint and seed sales mix. In 9M20, 44.6% of volume sold referred to lint (average price of R$5.75/kg) and 55.4% of volume sold referred to seed (average price of R$0.75/kg). In 9M21, 48.2% of volume sold referred to lint (average price of R$9.64/kg) and 51.8% of volume sold referred to seed (average price of R$1.47/kg). Cotton COGS will undergo significant changes until the processing of the harvested cotton is finished.

Sugarcane COGS in 9M21 increased by R$4.0 million YoY, from R$84.7 million from the sale of 1.44 million tons at R$58.69 per ton, to R$88.7 million from the sale of 1.41 million tons at R$62.95 per ton of sugarcane. The increase in cost per ton is mainly due to the impact of the adoption of IFRS 16.

In 9M21, cattle-raising COGS grew by R$0.8 million YoY, from R$20.6 million from the cost of sale of 9,183 head of cattle at R$5.46 per kilo, to R$21.4 million from the cost of sale of 8,636 head of cattle at R$6.75 per kilo.

SELLING EXPENSES

(R$ thousand)	3Q21	3Q20	Variação	9M21	9M20	Change
Selling expenses	**(3,402)**	**1,266**	**n.a.**	**(13,954)**	**(5,145)**	**171.2%**
Freight	(1,132)	(1,451)	-22.0%	(3,544)	(2,838)	24.9%
Storage and Processing	(2,282)	(471)	384.7%	(9,956)	(4,901)	103.2%
Fees	-	(48)	-100.0%	(10)	(95)	-89.7%
Provision for doubtful accounts	44	3,534	-98.7%	(151)	3,504	n.a.
Others	(32)	(298)	-89.3%	(293)	(815)	-64.1%

In 9M21, we recorded R$14.0 million in selling expenses. The increase of R$8.8 million over the same period of last year mainly reflects the reversal of the Provision for Doubtful Accounts in 9M20, impacted by the incorporation of Agrifirma in the PDA line, the increase in the volume of agricultural products sold and the increase in the storage line, reflecting the opening of the silo plant at the Araucária Farm and the increase in the cost (in R$) of processing and storage in Xingu region.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	3Q21	3Q20	Change	9M21	9M20	Change
General and Administrative Expenses	**(9,637)**	**(8,990)**	**7.2%**	**(26,848)**	**(27,997)**	**-4.1%**
Depreciation and Amortization	(367)	(414)	-11.3%	(1,032)	(1,066)	-3.2%
Personnel expenses	(5,795)	(5,291)	9.5%	(16,263)	(18,604)	-12.6%
Expenses with services providers	(2,086)	(1,864)	11.9%	(4,503)	(3,892)	15.7%
Leases and Rents	47	(48)	n.a.	(103)	(218)	-52.9%
Impostos e taxas	(103)	(203)	-49.1%	(1,277)	(1,182)	8.1%
Despesas com Viagens	(143)	(222)	-35.7%	(275)	(563)	-51.2%
Despesas com softwares	(279)	(269)	3.8%	(957)	(882)	8.5%
Others expenses	(910)	(678)	34.3%	(2,438)	(1,590)	53.4%

In 9M21, general and administrative expenses decreased by 4.1% YoY, from R$28.0 million to R$26.9 million. The reduction in Personnel Expenses is due to the payment of the Long-Term Stock Option Incentive Plan in the previous period.

The increase in the Other Expenses line was due to the increase, in reais, of expenses with share listing and the cost of bookkeeping. Other expenses include also costs regarding telephony services, building maintenance, registry, insurances, and others.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	3Q21	3Q20	Change	9M21	9M20	Change
Other operating income/expenses	**(1,517)**	**(1,707)**	**-11.1%**	**(12,843)**	**(2,047)**	**527.4%**
Gain/Loss on sale of fixed assets	352	(102)	n.a.	(91)	(94)	-3.2%
Provisions for lawsuits	(1,884)	(456)	313.2%	(1,660)	(582)	185.2%
Contractual losses	(1,392)	-	n.a.	(1,392)	-	n.a.
Donations from BrasilAgro Institute	(2,057)	-	n.a.	(2,057)	-	n.a.
Unused tax credit	-	-	n.a.	(3,964)	-	n.a.
Subscription bonus	2,722	4,124	-34.0%	(2,963)	4,124	n.a.
Others	742	(5,273)	n.a.	(716)	(5,495)	-87.0%

In 9M21, other operating revenues (expenses) increased over the same period of last year, from R$2.0 million to R$12.8 million.

The increase in the line of expenses with lawsuits is due to the recognition of losses from indemnities, as a result of settlements in labor lawsuits signed during the period.

Contractual losses are costs involved in commercial agreements resulting from the fall in the harvest in Paraguay.

The impact on the line "others" reflects the change in the value of subscription warrants issued within the scope of the merger of Agrifirma, combined with the variation in the price of the Company's shares.

It is worth noting that, within the scope of the transaction, the subscription warrants serve as collateral for the 2-year lockup period, taking into consideration the particularities of one of Agrifirma's shareholders, and are not a premium or advantage for any new shareholders.

FINANCIAL RESULT

(R$ thousand)	3Q21	3Q20	Variação	9M21	9M20	Change
Total	**(33,067)**	**(15,293)**	**116.2%**	**(94,569)**	**(24,913)**	**279.6%**
Interest [i]	(5,298)	(6,783)	-21.9%	(17,008)	(15,299)	11.2%
Monetary variation [ii]	(187)	-	n.a.	(530)	-	n.a.
Exchange vartiation [ii]	7,009	(143)	n.a.	(1,238)	306	n.a.
Present value adjustment [iii]	25,669	30,192	-15.0%	80,960	24,322	232.9%
Derivative operations results [iv]	(59,353)	(39,225)	51.3%	(155,302)	(37,205)	317.4%
Other financial income / expenses [v]	(907)	666	n.a.	(1,451)	2,963	n.a.

The consolidated financial result is composed of: (i) interest on financing; (ii) exchange variation on the offshore account; (iii) the present value of sales receivables from the Araucária, Alto Taquari and Jatobá farms, fixed in soybean bags, and the leasing of sugarcane areas; (iv) the result from hedge operations; and (v) bank fees and expenses and income from cash investments and cash equivalents.

The restatement of fair value, in the amount of R$81.0 million in 9M21, shows the variation in the amount to be received due to the sales of the Araucária, Jatobá and Alto Taquari farms, fixed in soybean sacks, and the variation of Consecana's price in the lease of the Parceria IV Farm.

The result from derivatives reflects mainly commodities hedge and dollar FX operations, aiming to reduce the volatility of the Company's exposure, since our revenues, inventories, biological assets and farm receivables have a positive correlation with commodities prices and the U.S. dollar. In 9M21, the result of operations with derivatives was a loss of R$155.3 million, of which R$10.7 million was negative due to currency operations and R$144.6 million was negative due to commodity operations. In 9M20, the result of operations with derivatives was negative R$37.5 million, of which negative R$58.1 million related to currency operations and negative R$20.6 million related to commodity operations. We have traded futures and options of 94.3% and 52.0% of the estimated soybean and corn production, respectively, and the rise in grain prices in the period negatively affected the financial result of unrealized derivative transactions. This effect should be reversed until the end of the crop, with the recognition of revenue in the harvest and trade of grains.

The Company's cash position went from an average cash flow of R$109.4 million in 9M20 to R$241.6 million in 9M21.

DERIVATIVE OPERATIONS

Our risk policy primarily aims to hedge the Company's cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. In this way, we monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually determined in US dollars; b) the basic premium, which is the difference between the international price and the domestic price of the commodities; c) the exchange rate and d) the prices of the main items capable of significantly impacting the formation of the cost of freight, fertilizers and chemicals.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

- Estimated gross margin based on the current price environment.
- Standard deviation from the estimated gross margin for different pricing strategy scenarios.
- Analysis of the estimated gross margin in stress scenarios for different hedge strategies.
- Comparison between current estimates and the Company's budget.
- Comparison of the estimated gross margin and the historical average.
- Market expectations and trends.
- Tax aspects.

HEDGE POSITION ON APRIL 30, 2021

Harvest	Soybean			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
20/21	102,818 ton	94.30%	10.32	USD 33,592	94.40%	5.34

Harvest	Corn			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
20/21	59.830 ton	52.00%	35.19	USD 8.710	39.00%	5.35
21/22	5.000 ton	4.00%	61.50	-	-	-

Harvest	Cotton			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
20/21	1.746 ton	89.00%	64.36	USD 2.282	80.00%	5.01
21/22	258 ton	4.00%	77.61	USD 850	8.00%	5.42

(1) % of the volume of soybean locked in tons.

(2) % of estimated revenue in USD.

Balance Sheet

Issue of Certificates of Agribusiness Receivables (CRA)

The Company raised R$240 million in long-term debt through the issuance of CRAs, with a 7-year maturity and payment of interest corresponding to the IPCA rate + 5.36%.

With the issuance, the company extended the debt profile from a duration of 1.2 years to 2.5 years, with a 7-year maturity. The Company's debt represented 87.2% of the CDI (Interbank deposit) rate and after issuance, it now represents 98.8% of the CDI rate, a very attractive cost of capital, below the CDI.

The funds will be used to accelerate the transformation process, to expand the production area, further increasing the operating result.

NET ASSET VALUE - NAV

(R$ thousand)	March 31, 2021	
	Book	NAV
BrasilAgro's Equity	**1,731,488**	**1,731,488**
Properties appraisal[1]		1,948,171
(-) Balance Sheet - Land Value (Investment Properties)		(1,039,343)
NAV - Net Asset Value	**1,731,488**	**2,640,316**
Number of Shares Outstanding	82,104	82,104
NAV per share	**21.09**	**32.16**

(1) Internal appraisal amount on 06/30/2020, net of tax.

We considered in the calculation of the net asset value, the market value of the properties as of June 30, 2020, the latest available appraisal, plus the acquisition value of the land in Bolivia. It is worth noting that the value of the properties is priced in soybean bags and the average price used in the appraisal was approximately R$ 84.00 per bag.

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents (R$ thousand)	03/31/2021	06/30/2020	Change
Cash and Cash equivalents	**387,163**	**171,045**	**126.4%**
Cash and Banks	96,003	29,950	220.5%
Repurchase agreements	-	15,446	-100.0%
Bank deposit certificates	291,160	125,649	131.7%
Restricted Marketable securities	**5,044**	**5,044**	**0.0%**
Banco do Nordeste (loan guarantees)	5,044	5,044	0.0%
Total	**392,207**	**176,089**	**122.7%**

CLIENTS

(R$ thousand)	03/31/2021	06/30/2020	Change
Sugarcane Sales	17,414	30,031	-42.0%
Grains Sales	51,404	36,777	39.8%
Cattle Raising Sales	747	636	17.5%
Leases and Rents	12,165	4,868	149.9%
Machinery Sales	2,006	918	118.5%
Farm Sales	132,415	73,678	79.7%
	216,151	**146,908**	**47.1%**
Provision for doubtful accounts	(1,842)	(1,216)	51.5%
Current total	**214,309**	**145,692**	**47.1%**
Machinery Sales	168	333	-49.5%
Farm Sales	319,533	240,074	33.1%
Non-current total	**319,701**	**240,407**	**33.0%**

INVENTORIES

(R$ thousand)	03/31/2021	06/30/2020	Change
Soybean	152,351	68,975	120.9%
Corn	575	37,223	-98.5%
Bean	5,993	3,279	82.8%
Cotton	1,830	3,500	-47.7%
Livestock	37,727	34,483	9.4%
Other crops	210	340	-38.2%
Agricultural Products	**198,686**	**147,800**	**34.4%**
Supplies	27,577	25,461	8.3%
Total	**226,263**	**173,261**	**30.6%**

The Company ended 9M21 with an inventory of 152.4 thousand tons of soybean, 0.6 thousand tons of corn, 1.8 thousand tons of cotton, 6.0 thousand tons of beans and 14.3 thousand head of cattle. At the end of 9M20, our inventory consisted of 42.4 thousand tons of soybean, 2.7 thousand tons of corn, 0.1 thousand tons of cotton, 0.2 thousand tons of beans and 21.4 thousand head of cattle.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2020	**15,064**	**34,483**
Aquisition, Birth | Aquisition Expenses	8,026	10,230
Handling Expenses	-	10,503
Sales	(8,636)	(22,825)
Deaths	(155)	(316)
Consumption	(33)	(101)
Exchange variation	-	1,012
Fair value variation	-	4,741
In March 31, 2021	**14,266**	**37,727**

INDEBTEDNESS

(R$ thousand)	03/31/2021	06/30/2020	Change
Financing for Agricultural Funding	197,679	169,431	16.7%
Financing for Agricultural Funding (USD)	2,874	8,360	-65.6%
Financing for Agricultural Funding (Guarani)	31,244	27,689	12.8%
Financing of Projeto Bahia	10,285	10,254	0.3%
Financing of Working Capital	38,503	77,516	-50.3%
Financing of Working Capital (EUR)	26,136	-	n.a.
Machinery and Equipment Financing	-	230	n.a.
Sugarcane Financing	61,224	73,290	-16.5%
Debentures	100,909	147,343	-31.5%
Total	**468,854**	**514,113**	**-8.8%**
Short Term (1 year)	**362,379**	**217,274**	**66.8%**
2 years	60,517	198,793	-69.6%
3 years	23,869	51,670	-53.8%
4 years	8,662	22,098	-60.8%
5 years	6,262	8,269	-24.3%
After 5 years	7,165	16,009	-55.2%
Long term	**106,475**	**296,839**	**-64.1%**

On March 31, 2021 and June 30, 2020, the balance of loans and financing was R$106.5 million and R$296.8 million, respectively. The payment of interest and principal totaled R$323.4 million in 9M21.

During the period, R$256.4 million were also disbursed to finance the cost of sugarcane, soybean, corn and cotton operations.

The average cost of debt is 4.63% p.a. with an average maturity of 1 year.

FINANCE LEASES - IFRS 16

With the adoption of IFRS 16, the Company opted for the modified retrospective method, considering the value of the right of use of the asset measured at the amount equivalent to the lease liability, calculated at present value based on the lessee's incremental borrowing rate on the transition date, classified as financial leases.

Therefore, the value of the right of use Asset and its equivalent value in the lease Liability are now calculated at present value. Asset values, after being marked to market, will be monthly recognized in the cost of production account, according to the respective fraction of each contract, and also updated by the variation of the soybean or sugarcane bag in Reais.

Currently, the Company's main contracts subject to IFRS 16 refer to agricultural partnership and land lease operations, in addition to other less relevant contracts related to vehicle, property and machinery leases.

Liabilities will be recognized whenever there is an effective lease payment, in addition to periodic updating by the variation of the soybean or sugarcane bag and adjustment to present value. The impacts of the adjustment to present value will be recognized in the Financial Result.

For more information, please see the Notes in the Interim Financial Information.

(R$ thousand)	Nature	03/31/2021	06/30/2020	Change
Short Term				
Sugarcane Finance Leasing	Partnership III	-	287	-100.0%
Operating Leases	-	29,130	25,562	14.0%
		29,130	25,849	12.7%
Long Term				
Sugarcane Finance Leasing	Partnership IV	92,414	34,011	171.7%
Operating Leases	-	80,997	92,503	-12.4%
		173,411	126,514	0
Total		**202,541**	**152,363**	**32.9%**

(R$ thousand)	06/30/2020	Exchange Variation	Updates	Payment	New contracts	03/31/2021	Change
Sugarcane Finance Leasing - Partnership III	287	-	-	(287)	-	-	n.a.
Sugarcane Finance Leasing - Partnership IV	34,011	-	58,403	-	-	92,414	-63.2%
Operating Leases	-	-	-	-	-	-	n.a.
Operating Leases - IFRS 16	118,065	28	10,620	(21,968)	3,382	110,127	7.2%
Total	**152,363**	**28**	**69,023**	**(22,255)**	**3,382**	**202,541**	**-24.8%**

PROPERTIES FOR INVESTMENT

The fundamental pillars of the Company's business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural

activities. The Company acquires rural properties with significant potential for generating value, subsequently transforming the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value added crops and transform these rural properties by investing in infrastructure and technology. In line with our strategy, when we deem a rural property has reached its optimal return, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under "Non-Current Assets".

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Construction in progress	Investment Properties
Initial Balance	686,051	56,995	104,533	10,682	858,261
In June 30, 2020					
Acquisitions	9	139	482	38,011	38,641
Acquisitions - Merger of Agrifirma	124,253	11,681	-	83	136,017
Reductions	(260)	-	(556)	-	(816)
Transfers	-	2,097	8,616	(10,662)	51
(-) Depreciation/ Amortization	-	(2,055)	(6,558)	-	(8,613)
Cumulative Translation Adjustment	12,330	989	2,140	343	15,802
In March 31, 2021	**822,383**	**69,846**	**108,657**	**38,457**	**1,039,343**

DEPRECIATION - AREA OPENING

(R$ thousand)	3Q21	3Q20	Change	9M21	9M20	Change
Maintenance	(1,075)	(1,433)	-25.0%	(3,076)	(2,276)	35.2%
Opening	(1,211)	(611)	98.1%	(3,482)	(3,321)	4.9%
Total	**(2,286)**	**(2,044)**	**11.8%**	**(6,559)**	**(5,597)**	**17.2%**

CAPEX – PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Sugarcane	Property, Plant and Equipment
Initial Balance	172	13,412	18,334	2,442	-	81,565	115,925
In June 30, 2020							
Acquisitions	-	2,313	6,255	241	417	2,965	12,191
Acquisitions - Merger of Agrifirma	-	1,727	341	55	-	4,916	7,039
Reductions	-	(569)	(4,868)	-	-	-	(5,437)
Transfers	-	695	(103)	42	(417)	-	217
(-) Depreciation / Amortization	(36)	(3,092)	(2,305)	(489)	-	(14,683)	(20,605)
Cumulative Translation Adjustment	-	66	115	12	-	168	361
In March 31, 2021	**136**	**14,552**	**17,769**	**2,303**	**-**	**74,931**	**109,691**

05 CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on the NYSE (New York Stock Exchange).

Share performance

On May 7, 2021, BrasilAgro shares (AGRO3) were traded at R$34.90, resulting in a market cap of R$2.9 billion, while the ADRs (LND) were traded at US$6.66.



AGRO3 x Ibovespa
(base 100 = 06/30/2020)
140.00
130.00
120.00
110.00
100.00
90.00
30-Jun-20
15-Jul-20
30-Jul-20
14-Aug-20
29-Aug-20
13-Sep-20
28-Sep-20
13-Oct-20
28-Oct-20
12-Nov-20
27-Nov-20
12-Dec-20
27-Dec-20
11-Jan-21
26-Jan-21
10-Feb-21
25-Feb-21
12-Mar-21
27-Mar-21
AGRO3
IBOV

HIGHLIGHTS - AGRO3	9M21	9M20
Average Daily Traded Volume (R$)	7,070,023	1,908,327
Maximum (R$ per share)	27.94	20.75
Mininum (R$ per share)	19.00	13.80
Average (R$ per share)	22.85	17.31
Closing Quote (R$ per share)	20.29	17.35
Variation in the period (%)	11.98%	9.55%

brasilagro

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro's businesses, projected operating and financial results and growth are merely projections, and, as such, are based exclusively on management's expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

06 WEIGHTS AND MEASURES USED IN AGRICULTURE

Pesos e medidas usados na atividade agropecuária		
1 tonelada	1.000 kg	
1 quilo	2,20462 libras	
1 libra	0,45359 kg	
1 acre	0,1840 alqueire	
1 hectare (ha)	2,47105 acres	
1 hectare (ha)	10.000 m^2	
1 alqueire	5,4363 acres	

Soja		
1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha	
1,00 US$/bushel	2,3621 US$/saca	

Milho		
1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha	
1,00 US$/bushel	2,3621 US$/saca	

Pecuária	
1 arroba (boi magro)	30 kg
1 arroba	15 kg

brasilagro

07 INCOME STATEMENT

(R$ thousand)	3Q21	3Q20	Change	9M21	9M20	Change
Revenues from Farm Sales	-	-	n.a.	6,862	24,052	-71%
Revenues from grains	61,558	58,164	6%	207,745	141,307	47%
Revenues from cotton	16,635	4,332	284%	26,237	12,927	103%
Revenues from sugarcane	6,305	9,893	-36%	176,048	150,101	17%
Revenues from cattle raising	7,876	7,216	9%	24,772	21,004	18%
Revenues from farm leasing	5,385	4,958	9%	12,176	9,553	27%
Other revenues	(29)	931	n.a.	939	1,174	-20%
Deductions from gross revenue	(5,090)	(4,243)	20%	(14,162)	(6,965)	103%
Net Sales Revenue	**92,640**	**81,251**	**14%**	**440,617**	**353,153**	**25%**
Change in fair value of biological assets and agricultural products	270,006	39,276	n.a.	369,769	119,721	209%
Impairment	(1,253)	(629)	99%	1,017	(1,111)	n.a.
Net Revenue	**361,393**	**119,898**	**201%**	**811,403**	**471,763**	**72%**
Cost of Farm Sale	-	-	n.a.	(1,067)	(3,356)	-68%
Cost of agricultural products sale	(132,725)	(77,213)	72%	(438,799)	(309,605)	42%
Gross Profit	**228,668**	**42,685**	**436%**	**371,537**	**158,802**	**134%**
Selling Expenses	**(3,402)**	**1,265**	**n.a.**	**(13,954)**	**(5,146)**	**171%**
General and Administrative Expenses	**(9,637)**	**(8,988)**	**7%**	**(26,848)**	**(27,996)**	**-4%**
Depreciation and Amortization	(368)	(414)	-11%	(1,032)	(1,066)	-3%
Personnel expenses	(5,794)	(5,291)	10%	(16,262)	(18,604)	-13%
Expenses with services providers	(2,086)	(1,864)	12%	(4,503)	(3,892)	16%
Leases and Rents	47	(48)	n.a.	(103)	(218)	-53%
Others expenses	(1,436)	(1,371)	5%	(4,948)	(4,216)	17%
Other operating income/expenses, net	**(1,517)**	**(1,707)**	**-11%**	**(12,843)**	**(2,047)**	**n.a.**
Equity pick up	**154**	**(26)**	**n.a.**	**130**	**(89)**	**n.a.**
Financial result	**(33,067)**	**(15,293)**	**116%**	**(94,569)**	**(24,913)**	**280%**
Financial income	216,895	137,645	58%	582,115	264,265	120%
Interest on Financial Investments	1,049	907	16%	2,627	3,947	-33%
Interest on assets	654	1,702	-62%	967	2,180	-56%
Monetary variations	-	-	n.a.	-	-	n.a.
Foreign exchange variations	10,494	5,168	103%	16,817	8,615	95%
Income from leasings' present value adjustment	1	1	0%	2,895	837	246%
Income from receivables from farm sales' present value adjustment	66,942	53,537	25%	210,376	111,164	89%
Realized results with derivatives	8,055	25,119	-68%	72,056	32,905	119%
Unrealized results with derivatives	129,700	51,211	153%	276,377	104,617	164%
Financial expenses	(249,962)	(152,938)	63%	(676,684)	(289,178)	134%
Interest expenses	(402)	(243)	65%	(1,026)	(762)	35%
Bank charges	(1,554)	2	n.a.	(3,052)	(222)	n.a.
Interest on liabilities	(5,952)	(8,485)	-30%	(17,975)	(17,479)	3%
Monetary variations	(187)	-	n.a.	(530)	-	n.a.
Foreign exchange variations	(3,485)	(5,311)	-34%	(18,055)	(8,309)	117%
Expense from leasings' present value adjustment	(37,251)	(15,784)	136%	(67,669)	(34,068)	99%
Expense from receivables from farm sales' present value adjustment	(4,023)	(7,562)	-47%	(64,642)	(53,611)	21%
Realized results with derivatives	(27,580)	(63,551)	-57%	(106,687)	(74,170)	44%
Unrealized results with derivatives	(169,528)	(52,004)	226%	(397,048)	(100,557)	295%
Profit (loss) before income and social contribution taxes	**181,199**	**17,936**	**n.a.**	**223,453**	**98,611**	**127%**
Income and social contribution taxes	(43,628)	6,689	n.a.	(33,690)	(13,008)	159%
Profit (loss) for the period	**137,571**	**24,625**	**459%**	**189,763**	**85,603**	**122%**
Outstanding shares at the end of the period	-	-	n.a.	82,104,301	62,104,301	**32%**
Basic earnings (loss) per share - R$	**1.47**	**0.31**	**380%**	**2.31**	**1.38**	**68%**

08 BALANCE SHEETS - LIABILITIES

Assets (R$ thousand)	03/31/2021	06/30/2020	Change
Current assets			
Cash and Cash equivalents	387,163	171,045	126%
Derivative financial instruments	56,702	7,180	690%
Trade accounts receivable	233,969	183,350	28%
Inventories	0	138,778	-100%
Biologial assets	188,536	115,553	63%
Transactions with related parties	350,127	701	49847%
Long term assets held for sale	0	25,857	n.a.
	1,216,497	**642,464**	**89.3%**
Non-current assets			
Biological assets	26,670	25,444	5%
Marketable securities	9,782	5,044	94%
Derivative financial instruments	694	1,746	-60%
Diferred taxes	14,837	23,282	-36%
Accounts receivable and other credits	348,521	262,387	33%
Investment properties	1,039,343	858,261	21%
Transactions with related parties	2,730	1,511	81%
Investments	5,943	5,742	n.a.
Property, plant and equipment	109,691	115,925	-5%
Intangible assets	1,208	1,469	-18%
Using rights	84,028	101,093	-17%
	1,643,447	**1,401,904**	**17.2%**
Total assets	**2,859,944**	**2,044,368**	**39.9%**

09 BALANCE SHEETS – LIABILITIES

	3/31/2021	6/30/2020	Change
Current liabilities			
Trade accounts payable and other obligations	126,768	111,170	14%
Loans, financing and debentures	362,379	217,274	67%
Labor obligations	11,280	19,600	-42%
Derivative financial instruments	184,930	18,333	909%
Other liabilities	33,456	5,017	567%
Transactions with related parties	8,644	2,849	203%
Lease liabilities	29,130	25,849	13%
	756,587	**400,092**	**89.1%**
Non-current liabilities			
Trade accounts payable and other obligations	35,892	28,002	28%
Loans, financing and debentures	106,475	296,839	-64%
Diferred taxes	31,634	34,031	-7%
Lease liabilities	173,411	126,514	37%
Derivative financial instruments	4,727	1,462	n.a.
Provision for legal claims	1,799	1,485	21%
	2,941	-	n.a.
Other liabilities	14,990	34,374	-56%
	371,869	**522,707**	**-28.9%**
Total liabilities	**1,128,456**	**922,799**	**22.3%**
Equity			
Share Capital	1,139,811	699,811	63%
	(11,343)		
Capital reserves	(36,739)	(34,292)	7%
Treasury shares	(40,085)	(31,501)	27%
Profits reserves	358,606	358,606	0%
Proposed additional dividends	-	13,606	n.a.
Comprehensive Income	131,475	115,339	14%
Accumulated profit	189,763	-	n.a.
Total equity	**1,731,488**	**1,121,569**	**54.4%**
Total liabilities and equity	**2,859,944**	**2,044,368**	**39.9%**

10 CASH FLOW

(R$ mil)	9M21	9M20	Variação
FLUXOS DE CAIXA DAS ATIVIDADES OPERACIONAIS			
Lucro (prejuízo) líquido do período	189,763	85,603	122%
Ajustes para conciliação do lucro (prejuízo) líquido			
Depreciação e amortização	63,521	21,083	201%
Ganho na venda de fazenda	(5,795)	(20,696)	-72%
Valor residual de ativo imobilizado e intangível alienado	5,437	443	1127%
Baixas de propriedades para investimentos	-	492	-100%
Equivalência patrimonial	(130)	89	n.a.
Ganho não realizado com derivativos, líquidos	120,671	(4,060)	n.a.
Rendimentos de aplicações financeiras, variação cambial e monetária e demais encargos financeiros, líquidos	81,360	46,275	76%
Variação no valor justo do contas a receber pela venda de fazendas e outros passivos financeiros	(142,771)	(61,677)	131%
Plano de incentivo baseado em ações - ILPA	-	1,510	-100%
Imposto de renda e contribuição social diferidos	11,891	5,145	131%
Valor justo dos ativos biológicos e dos produtos agrícolas não realizados	(369,769)	(119,721)	209%
Provisão (reversão) de valor recuperável de produtos agrícolas	(1,017)	1,111	n.a.
(Reversão) provisão para crédito de recebíveis	151	(3,534)	n.a.
Provisão para demandas judiciais	314	581	-46%
	(46,374)	**(47,356)**	**-2%**
Variação do capital circulante operacional			
Clientes	52,376	40,424	30%
Estoques	(52,891)	16,246	n.a.
Ativos biológicos	142,207	48,621	192%
Impostos a recuperar	(5,399)	(1,833)	195%
Operações com derivativos	721	2,306	-69%
Outros créditos	21,375	(4,137)	n.a.
Fornecedores	32,218	(13,631)	n.a.
Partes relacionadas	(403)	(557)	-28%
Tributos a pagar	23,308	30,476	-24%
Imposto de renda e contribuição social	(17,439)	-	n.a.
Obrigações trabalhistas	(8,447)	(13,133)	-36%
Adiantamento de clientes	(17,342)	(3,568)	386%
Arrendamentos a pagar	(19,466)	(18,890)	3%
Outras obrigações	(864)	430	n.a.
Caixa líquido gerados pelas (aplicado nas) atividades operacionais	**103,580**	**35,398**	**193%**
FLUXOS DE CAIXA DAS ATIVIDADES DE INVESTIMENTOS			
Adições ao imobilizado e intangível	(12,213)	(17,790)	-31%
Adições às propriedades para investimento	(38,641)	(11,994)	222%
Resgate (Aplicação) em títulos e valores mobiliários	(2,111)	(4,012)	-47%
Redução (aumento) de investimento e participações	-	(4,127)	n.a.
Caixa adquirido em combinações de negócios	-	1,071	-100%
Aquisição de investimento e participações	(158,882)	-	n.a.
Caixa recebido por venda de fazendas	7,500	3,742	100%
Caixa líquido gerado pelas atividades de investimentos	**(204,347)**	**(33,110)**	**n.a.**
FLUXOS DE CAIXAS DAS ATIVIDADES DE FINANCIAMENTOS			
Empréstimos e financiamentos captados	256,437	190,769	34%
Juros pagos de empréstimos e financiamentos	(16,323)	(83,081)	-80%
Pagamentos de empréstimos e financiamentos	(307,095)	(99,145)	210%
Dividendos pagos	(42,000)	(50,000)	-16%
Aumento de capital	440,000	-	
Gastos com emissão de ações	(17,186)	-	
Caixa líquido gerado nas atividades de financiamentos	**313,833**	**(41,457)**	**n.a.**
Aumento (redução) do caixa e equivalentes de caixa	**213,066**	**(39,169)**	**n.a.**
Efeito da variação cambial nas disponibilidades	**3,052**	**5,243**	**-42%**
Caixa e equivalentes de caixa no início do período	171,045	106,627	60%
Caixa e equivalentes de caixa no final do período	387,163	72,701	433%
	216,118	**(33,926)**	**n.a.**